Exhibit 99.5

NOMADIX HOLDINGS LLC

TERM SHEET

This term sheet (the "Term Sheet") summarizes the principal terms of a potential transaction between the parties set forth below. Except as specifically set forth below there is no legally binding obligation on the part of any negotiating party until definitive agreements are signed and delivered by all parties.

Lender

NOMADIX HOLDINGS LLC (“NMX”), a limited liability company duly organized and existing under the laws of Delaware (USA), with registered address at 1209 Orange St., New Castle, Wilmington, DE 19801, with File Number 7506079

Debtor

VDA Holding S.A. ("VDA"), a Luxembourg joint stock company (société anonyme), with registered office at 26, Boulevard Royal, L-2449 LUXEMBOURG, registered with the Register of Commerce and Companies of Luxembourg (Registre de Commerce et des Sociétés, Luxembourg), Section B under no. 239150

Guarantor

VDA Group S.p.A. (“VDA Group”), an Italian joint stock company (società per azioni), with registered office in Pordenone, Via Lino Zanussi 3, CAP 33170, corporate capital of Euro 172,233.50, registered under the Companies Registry of Pordenone under No. 00976420307. VDA Group is a wholly-owned subsidiary of VDA Holding S.A..

(VDA Holding SA and VDA Group S.p.A. are collectively referred to as the “VDA Parties”)

(the above parties may be individually referred to as “Party” and collectively as the “Parties”)

Transaction Summary

NMX shall loan VDA the aggregate amount of US $6,500,000.00 (the "Investor Senior Loan") consisting of US $1,500,000.00 being added to the US $5,000,000.00 proceeds of the CLA (as defined below), with the intent of the Investor Senior Loan superseding the CLA.

The Parties acknowledge and agree that this Term Sheet and the proposed Investor Senior Loan is a material inducement to NMX completing and funding the CLA.

Background

VDA Group is currently a party to certain Stock Purchase Term Sheet (the Stock Purchase Term Sheet together with all its annexes, enclosures, related and ancillary Term Sheets and documents, “SPA”) entered into as of August 6, 2021, by and between VDA Group and Telkonet, Inc. (“TKOI”), a Utah corporation. The SPA is fully documented and publicly disclosed pursuant to a "DEFINITIVE NOTICE AND PROXY STATEMENT" (SEC Form DEF 14A) filed with the SEC on September 22, 2021 and further identified on EDGAR as SEC Accession No. 0001683168-21-004409 under File No.: 001-31972 (“Proxy Statement”). The terms of the SPA as set further in the Proxy Statement are incorporated into this Term Sheet by reference. The SPA requires, inter alia, (i) VDA Group to pay $5,000,000.00 (the “SPA Payment”) to TKOI in exchange for title to 162,900,947 shares of Telkonet Common Stock (“TKOI Shares”) as well as other rights enumerated in the SPA, (ii) that for a period of twelve months after the purchase of the TKOI Shares, VDA Group will not transfer any Telkonet shares, whether owned by VDA Group or publicly disclose the intention to make any such transfer (“Lock-up Period”), and (iii) that neither the SPA nor any of a party’s rights thereunder may be assigned by any such party without the prior written consent of the other party, and any attempted assignment of the SPA or of any such rights by VDA without the consent of Telkonet shall be void and of no effect (the “VDA-TKOI Stock Purchase”). Given these contractual and timing constraints, the Parties determined the best course of action to collectively obtain the value of the SPA is to have the Parties close the CLA prior to finalizing the Investor Senior Loan.

Given the contractual and timing restraints with respect to the SPA (as defined below), on the day of the signing of this Term Sheet, the Parties shall thus execute a certain Luxembourg law Convertible Loan Agreement for US $5,000,000.00, with a US $500,000.00 premium (but no other interest) and the premium is not applicable in case the Investor Senior Loan is made (“CLA”).

NMX is directly responsible and will comply with all its regulatory and disclosure obligations, including any dealings with SEC which may be required or applicable under US law, in connection with the Transaction. The VDA Parties do not make any representations or assume any undertakings vis-à-vis NMX regarding the regulatory implications of the Transaction for NMX.

Investor Senior Loan Terms

The Investor Senior Loan shall contain the following terms:

1.     Term: 42 months;

2.     Interest Rate: The interest rate shall be 6% per annum with no refunds in case of conversion;

3.     Interest shall be paid quarterly;

4.     VDA shall provide cross-guarantees among all of its corporate entities to secure the Investor Senior Loan;

5.     Due Date: Due in full at the end of 42 months;

6.     There shall be no voluntary early pay off unless mutually agreed to by the Parties;

7.     The Investor Senior Loan shall be senior to any of VDA’s current debt and senior to any of VDA’s future debt;

8.     VDA shall execute such revised shareholder agreements and correlating amendments to applicable articles in case of conversion giving NMX specific rights as a minority shareholder, and in particular representation on the board, certain matters requiring consent, profit distribution policies, and as applicable, the updating of drag along, tag along and preference rights, etc.

9.     The Investor Senior Loan shall be convertible for newly-issued shares of VDA at the discretion of NMX at any time after month 11 and before month 31;

10.   Upon conversion, NMX will be granted a fully diluted 38.3% share of VDA which in turn owns 100% of VDA Group;

11.   NMX will have the right of first refusal for any debt or equity offering of VDA or VDA Group, subject to mandatory exclusions under Italian and Luxembourg laws;

12.   VDA shall use its best efforts to providing the right of NMX to have first right to equity and debt offerings of TKOI, subject to any provision of the SPA and US law;

13.   VDA shall cause VDA Group to pledge its shares of TKOI as additional collateral to become effective upon expiration of the Lock-up Period and subject to any provisions of SPA and US law;

14.   VDA shall: 1) use its best efforts to support NMX being granted one board seats on the TKOI Board of Directors subject to any provision of the SPA and US law; and 2) grant NMX one Board seat on the VDA Board of Directors (with the VDA Board having no more than (3) seats;

15.   VDA shall use its best efforts to support NMX subsidiaries Nomadix Inc, interTouch PTE and Global Reach Inc. to participate in joint sales and marketing initiatives at market terms and conditions with Telkonet and VDA Group.

Closing	The Investor Senior Loan shall have a closing date of no later than February 26, 2022, by 5pm EST (the “Closing Date”).

VDA as Guarantor of VDA Group

VDA shall act as the Guarantor of VDA Group under this the Investor Senior Loan in all respects and irrevocably and unconditionally agrees to enforce and/or perform the obligations of VDA Group under the SPA, subject in any event to customary limitations existing under US law.

VDA Group as Guarantor of VDA

VDA Group shall act as the Guarantor of VDA under this Term Sheet in all respects and irrevocably and unconditionally agrees to pay in full to NMX all amounts owing to NMX under the Investor Senior Loan (without duplication of amounts theretofore paid by the VDA), as and when due, regardless of any defense, right of set-off or counterclaim that the VDA may have or assert, subject in any event to customary limitations existing under Italian law as disclosed by VDA prior to execution of this Term Sheet (to the extent mandatorily applicable).

Use of Proceeds

The proceeds of the Investor Senior Loan to VDA shall be used as follows: (1) The SPA Payment to TKOI on behalf of VDA Group to allow VDA Group to purchase the TKOI Shares; and the remaining $1,500,000.00 (“Residual Proceeds”) shall be used by VDA solely for the purposes of financing working capital, providing acquisition financing, transaction expenses and for general corporate purposes. Any retirement of material debt must be approved by NMX.

Conditions to Closing

The closing of the Investor Senior Loan will be subject to customary terms and conditions, including, without limitation, the following:

a)     each Party shall obtain its respective shareholder approvals – to the extent they are necessary for Closing;

b)     receipt of all necessary consents and approvals of governmental bodies, lenders, lessors and other third parties;

c)     completion, to the sole satisfaction and discretion of NMX, of its due diligence investigation of the VDA Parties and no discovery of any material issue;

d)     absence of any material adverse change in the VDA Parties’ business, financial condition, prospects, assets, operations or backlog prior to the Closing;

e)     absence of pending or threatened litigation in writing regarding the VDA Parties, the Transaction Documents or the transactions contemplated thereby, except for any litigation already in place as of the date hereof as disclosed by VDA prior to execution of this Term Sheet;

f)      evidence of good and marketable title to the VDA Parties’ assets by the VDA Parties, free and clear of any and all liens, except for the liens already in place as of the date hereof as disclosed by VDA prior to execution of this Term Sheet;

g)     the VDA Parties shall be operated in the ordinary course from the date hereof through the date of Closing and shall not pay any dividends or distributions.; and

h)     such other reasonable terms and conditions as NMX may require.

Important Actions

Prior to the earlier of Closing or the expiration of the Exclusivity Term, the following actions of the VDA Parties shall require the consent of the NMX: (i) alter the rights of any shares of the VDA Parties or shareholder rights; (ii) allotment of the transfer of issuance of any shares in the VDA Parties beyond those anticipated by this Transaction (iii) create any new class or series senior to the existing shares of the VDA Parties (iv) shares reserved for issuance to employees and consultants, whether under an ESOP or otherwise (v) redeem or the selling of any shares (vi) pay or declare dividends or distributions to shareholders (vii) make any change in the number of board members (viii) take any action which results in a change of control (ix) amend the bylaws (x) effect any material change to the nature of the business plan (xi) subscribe or otherwise acquire, or dispose of any shares in the capital of any other company.

Fees and Costs

The Parties each agree to bear their own fees and costs with respect to the due diligence, formation and execution of both the Investor Loan Agreement and the CLA (“Total Transaction Fees and Costs”), with the exception of: i) in the event NMX converts the debt as contemplated by the Investor Loan Agreement, NMX shall be reimbursed its own share of reasonable Transaction Fees and Costs (including the fees and costs for preparing and negotiating the CLA) by the VDA Parties.

Binding Effect

This Term Sheet is non-binding with the exception of this section entitled Binding Effect and the sections entitled Important Actions, Negotiation, Exclusivity, Confidentiality, Breach of Binding Terms, Break-Up Fee and Choice of Law, Jurisdiction and Venue, which sections (collectively “Binding Terms”) constitute a binding contract between the Parties.

Negotiation

The Parties shall have an obligation to negotiate the other sections of this Term Sheet in good faith toward execution of mutual satisfactory longer-form definitive agreement constituting the Investor Senior Loan.

Exclusivity

In consideration of NMX committing time and expense to the consummation of the Investor Senior Loan, including the customary due diligence there for, the VDA Parties agree, from the date of this Term Sheet and until the Closing Date (the “Exclusivity Term”), not to take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity other than NMX relating to the Investor Senior Loan or any similar transaction or any financing of any kind in excess of US $50,000.00, with an affiliate and/or a third party, and the VDA Parties and shall notify NMX promptly of any inquiries by any third parties in regards to the foregoing.

Confidentiality

The Parties agree to treat this term sheet confidentially and will not distribute or disclose its existence or contents outside of the Parties without the consent of the other Party, except as required to its shareholders and professional advisors or required by SEC rules.

Breach of Binding Terms	Any breach by the VDA Parties of the Binding Terms of this Term Sheet shall also be a breach of the CLA.
Break-Up Fee

In the event the VDA Parties are unable to, or elect not to complete the Investor Loan Agreement for any reason, except: a material adverse development in the business or operations of NMX between the date of this Term Sheet and the Closing Date, then, and in that event, in recognition of the efforts, expenses and other opportunities foregone by NMX while structuring and pursuing the Investor Loan Agreement, the VDA Parties shall jointly and severally be liable to pay NMX a break-up fee equal to US $50,000.00 (“Break-Up Fee”), by wire transfer of immediately available funds to an account specified by NMX.

Choice of Law, Jurisdiction and Venue	This Term Sheet is subject to, and shall be interpreted under the laws of the United States of America, State of Delaware, with venue in the courts of New York City.

Acknowledged and agreed:

NOMADIX HOLDINGS LLC		VDA Holding SA

By:	/s/	By:	/s/

Print Name: Edward L. HELVEY		Print Name: Giorgio BIANCHI

Title: Manager		Title: director (administrateur)

Date: 6 January 2022		Date: 6 January 2022

VDA Group S.p.A.		VDA Holding SA

By:	/s/	By:	/s/

Print Name: Piercarlo GRAMAGLIA		Print Name: Marco GOSTOLI

Title: CEO (Presidente del Consiglio di Amministrazione)		Title: director (administrateur)

Date: 6 January 2022		Date: 6 January 2022